Exhibit (a)(1)

News Release	Airgas, Inc.
259 N. Radnor-Chester Road
Suite 100
Radnor, PA 19087-5283
www.airgas.com

Media Contact:		Investor Contact:
Jay Worley jay.worley@airgas.com (610) 902-6206	Joele Frank / Andrew Siegel / Jim Golden Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449	Barry Strzelec barry.strzelec@airgas.com (610) 902-6256

For release: Immediately

AIRGAS BOARD OF DIRECTORS REJECTS AIR PRODUCTS’ HOSTILE TENDER OFFER

Air Products’ Offer Grossly Undervalues Airgas

Board Strongly Urges Stockholders Not to Tender Shares into Air Products’ Offer

RADNOR, PA – February 22, 2010 — Airgas, Inc. (NYSE: ARG) today announced that its Board of Directors, after careful consideration with its independent financial and legal advisors, voted unanimously to reject the unsolicited tender offer from Air Products & Chemicals, Inc. (NYSE: APD) (“Air Products”) to acquire all outstanding common shares of Airgas at a price of $60.00 per share in cash. The Board unanimously recommends that Airgas stockholders not tender their shares into Air Products’ offer.

The Board noted that the value offered by Air Products is unchanged from the unsolicited proposal Air Products made on February 4, 2010, which the Board thoroughly considered and rejected on February 9, 2010. The basis for the Board’s recommendation with respect to the Air Products tender offer is set forth in Airgas’ Schedule 14D-9 filed today with the Securities and Exchange Commission (“SEC”).

“The Airgas Board of Directors is unanimous in its belief that the Air Products offer significantly undervalues Airgas and fails to reflect the value of our industry leading position and future growth prospects,” said Airgas Chairman and CEO Peter McCausland. “Since our IPO in 1986, Airgas has employed a disciplined approach to steadily growing revenue,

EBITDA and shareholders equity, and Airgas stock has achieved total shareholder return over that period of more than seven times the return of the S&P 500 index. The Airgas Board strongly urges stockholders to reject Air Products’ offer and not tender their shares.”

The reasons for the Airgas Board’s recommendation to reject Air Products’ offer, which the Company detailed in its 14D-9 filing, include:

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The offer grossly undervalues Airgas. The offer does not reflect the value inherent in Airgas’ future prospects, its extraordinary track record in creating stockholder value over its nearly 30-year history and its position as the largest and most valuable packaged gas business in the world. The Airgas Board is confident that Airgas will, consistent with its history, deliver greater value to its stockholders by executing its strategic plan than would be obtained under the offer.

•

The offer and its timing are extremely opportunistic. Air Products is trying to obtain the future value of Airgas at a bargain basement price. Airgas and its stockholders are poised to realize significant benefits as the economy emerges from a deep recession, making this precisely the wrong time to sell Airgas.

•

The offer is highly uncertain and any payments made to Airgas stockholders would be considerably deferred. We believe the offer is highly likely to be subject to substantial delays related to U.S. antitrust clearance. Air Products’ failure to commit to make the necessary divestitures and its failure to obtain antitrust clearance in its last attempt to acquire a major U.S. gas company heighten the concern over regulatory risk and delay.

•

The offer’s extraordinarily broad conditions render it illusory. The numerous conditions of the offer, many of which may be asserted by Air Products in its sole discretion and have low thresholds of materiality, create significant uncertainty and risk as to whether the offer can be completed and the timing for completion.

•

Air Products has employed highly aggressive tactics – including deceptive statements, meritless litigation and misleading personal attacks – designed to direct attention away from the grossly undervalued and opportunistic nature of its offer. These tactics underscore the marked difference between the cultures of the two companies and the challenges Air Products would face in integrating Airgas’ operations and meeting the needs of its loyal customers.

•

Air Products’ acquisition of Airgas will likely reduce value. Air Products has a poor acquisition track record, little experience relevant to Airgas’ business and a synergy plan that demonstrates its fundamental misunderstanding of our business. This is particularly concerning if Air Products again revises its offer to include stock.

“We believe that, in an effort to distract Airgas stockholders from the grossly undervalued and highly opportunistic nature of its offer, Air Products has resorted to personal attacks and deceptive statements,” concluded McCausland. “Our Board of Directors and management team remain focused on the execution of our business strategies to deliver superior value to Airgas stockholders, and we will not allow the tactics employed by Air Products and its advisors to deter us from achieving our objectives.”

The Board also took action under Airgas’ shareholder rights plan to defer the distribution of rights that would otherwise occur ten business days after the announcement of the offer, which action is further described in Airgas’ 14D-9.

The Company’s 14D-9 filing is available on the SEC’s website, www.sec.gov. In addition, the 14D-9 filing, this press release and other materials related to Air Products’ Unsolicited Proposals are available in the “Investor Information” section of the Company’s website at www.airgas.com, or through the following web address: http://investor.shareholder.com/arg/airgascontent.cfm.

Bank of America Merrill Lynch and Goldman, Sachs & Co. are serving as financial advisors, and Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Airgas and its Board of Directors.

About Airgas, Inc.

Airgas, Inc. (NYSE: ARG), through its subsidiaries, is the largest U.S. distributor of industrial, medical, and specialty gases, and hardgoods, such as welding equipment and supplies. Airgas is also one of the largest U.S. distributors of safety products, the largest U.S. producer of nitrous oxide and dry ice, the largest liquid carbon dioxide producer in the Southeast, and a leading distributor of process chemicals, refrigerants, and ammonia products. More than 14,000 employees work in over 1,100 locations, including branches, retail stores, gas fill plants, specialty gas labs, production facilities and distribution centers. Airgas also distributes its products and services through eBusiness, catalog and telesales channels. Its national scale and strong local presence offer a competitive edge to its diversified customer base. For more information, please visit www.airgas.com.

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ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by Air Products Distribution, Inc., a wholly owned subsidiary of Air Products and Chemicals, Inc., Airgas has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov. Also, materials related to Air Products’ Unsolicited Proposals are available in the “Investor Information” section of the Company’s website at www.airgas.com, or through the following web address: http://investor.shareholder.com/arg/airgascontent.cfm.

In addition, Airgas may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Airgas. INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Airgas and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Airgas’ directors and executive officers in Airgas’ Annual Report on Form 10-K for the year ended March 31, 2009, which was filed with the SEC on June 1, 2009, and its proxy statement for the 2009 Annual Meeting, which was filed with the SEC on July 13, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

FORWARD-LOOKING STATEMENTS

This communication may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995, as amended, or by the SEC in its rules, regulations and releases. These statements include, but are not limited to: our having strong prospects for organic and acquisition growth in the coming years; the economy just beginning its recovery; the view that under the terms of Air Products’ proposal, our stockholders would sacrifice real value and opportunity; our belief that a combination of our two companies could destroy rather than create value; our belief that Air Products’ tender offer would be highly likely to be subject to substantial delays related to U.S. antitrust clearance; and our prospects for continued growth and stockholder value creation. We intend that such forward-looking statements be subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include: adverse changes in customer buying patterns resulting from further deterioration in current economic conditions; weakening in the operating and financial performance of our customers, which can negatively impact our sales and ability to collect our accounts receivable; postponement of projects due to the recession; customer acceptance of price increases; the success of implementing and continuing our cost reduction programs; supply cost pressures; increased industry competition; our ability to successfully identify, consummate, and integrate acquisitions; our ability to achieve acquisition synergies; our continued ability to access credit markets on satisfactory terms; significant fluctuations in interest rates; increases in energy costs and other operating expenses eroding planned cost savings; higher than expected implementation costs of the SAP system; conversion problems related to the SAP system that disrupt our business and negatively impact customer relationships; the impact of tightened credit markets on our customers; the impact of changes in tax and fiscal policies and laws; the potential for increased expenditures relating to compliance with environmental regulatory initiatives; the impact of new environmental, healthcare, tax, accounting, and other regulation; continued potential liability under the Multiemployer Pension Plan Amendments Act of 1980 with respect to our participation in or withdrawal from multi-employer pension plans for our union employees; the extent and duration of current recessionary trends in the U.S. economy; the effect of catastrophic events; political and economic uncertainties associated with current world events; and other factors described in Airgas’ reports, including its March 31, 2009 Form 10-K, subsequent Forms 10-Q, and other documents filed by Airgas with the SEC.